Elite Amateur Fight League

America's 1st. Fan Owned Sports League

ELITEAMATEURFIGHTLEAGUE.COM CHICAGO ILLINOIS



As a fan of MMA & a producer by trade, I identified a hole in a multi-billion dollar industry. MMA, the fastest growing sport in the world, was the only American sport without a national level of amateur competition. With my background and passion, I knew I could create a platform for fighters to gain the same type of exposure as an NCAA... more

Jesse Nunez Founder / Executive Producer, Marine Corps Veteran @ Elite Amateur Fight League

Why you may want to support us...

1. Once in a lifetime opportunity to became an owner in the sports industry.
2. Filling a gap in the multi-billion dollar MMA industry following examples set by the NCAA to develop a profitable national amateur platform.
3. The Sport of MMA is only 25 years old and its natural evolution requires a national amateur organization.
4. America's only national amateur MMA platform, with 12 teams established in 11 states, with the goal of expanding to 32 teams!
5. Promoted over 150 amateur fighters, some have gone on to professional careers competing for the UFC, Bellator, Combate Americas, and LFA.
6. "The Future Fight Here"

Our Team

AND OUR MAJOR ACCOMPLISHMENTS

Jesse Nunez
Founder / Executive Producer, Marine Corps Veteran
Passionate creator who bootstrapped the country's 1st national amateur MMA organization and established relationships with the biggest and most successful MMA gyms in the United States.

Eric Tseng
Chief Operating Officer, Army Veteran
Experienced operations executive who has founded a successful real estate company and has led company operations for multiple successful startup businesses.

Rob Tovar
Director of Media Relations, Marine Corps Veteran
Co-Founder of 'The Hangar' film stage, and serves as Director of Operations at 2112 incubator, Rob's past projects have included: Location's stage manager for both Film and TV. As well as Production show runs for various artist's and bands.

Emmanual Lopez
Fighter Logitics & Relations, Army Veteran
Decorated Army veteran & combat sports competitor with great leadership and organizational skills.

Why people love us

Jesse is extremely creative and very thoughtful. He has a great vision and works tirelessly to achieve it. Jesse has built great interpersonal relationships with many of the most important people in the MMA industry. Finally, he is a high integrity person with an amazing work ethic.

Karl Brewer
Advisor
INVESTOR

Jesse took an idea that has been 1/2 attempted in the past and made it work. Getting teams of athletes from around the country to not only agree to compete against each other but get time off work, fly across the country, compete, and keep them all happy while doing it is something to marvel at. He has at every opportunity jumped To make the Athletes comfortable and the show successful. I've been in the MMA world for a long time and I've competed at every level and he might be the only MMA promotion owner i would say I trust. I happily give him my team every year and i look forward to his shows every time. He has earned my trust and i highly recommend him to you.
Sam Alvey Friend $1,000

Jesse has been working on Elite Amateur Fight League for the last few years. He does it because he's passionate about supporting the fighters and developing the sport. I've attended several events and it's amazing how much support he has from the biggest names in the industry. The shows are also conducted as an extremely professional level. Most local promotions hold their events at small banquet halls. With Jesse, he ensures the quality of the product and they're held at large venues worthy of an official sports league.
Eric Tseng Friend $15,000

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Some of our investors

Karl Brewer
Special Advisor & Lead Investor Karl, a former principal, partner and portfolio manager of William Blair. Before joining WB, he spent six years in the mergers & acquisitions and corporate finance departments at Lehman Brothers.

Jesse took an idea that has been 1/2 attempted in the past and made it work. Getting teams of athletes from around the country to not only agree to compete against each other but get time off work, fly across the country, compete, and keep them all happy while doing it is something to marvel at. He has at every opportunity jumped To make the Athletes comfortable and the show successful. I've been in the MMA world for a long time and I've competed at every level and he might be the only MMA promotion owner i would say I trust. I happily give him my team every year and i look forward to his shows every time. He has earned my trust and i highly recommend him to you.
Sam Alvey Friend $1,000

Jesse has been working on Elite Amateur Fight League for the last few years. He does it because he's passionate about supporting the fighters and developing the sport. I've attended several events and it's amazing how much support he has from the biggest names in the industry. The shows are also conducted as an extremely professional level. Most local promotions hold their events at small banquet halls. With Jesse, he ensures the quality of the product and they're held at large venues worthy of an official sports league.
Eric Tseng Friend $15,000

See more on Buzz

Downloads

Wefunder Deck.pdf

The multi-billion dollar MMA industry's National Amateur Platform "The Future Fights Here"

Imagine the NFL or the NBA if there was no NCAA! Surprisingly that was the state of the fastest growing sport in the United States, Mixed Martial Arts. A billion-dollar business without a national amateur platform. With your help, we can evolve and create a NCAA atmosphere and business around amateur MMA.


NATIONAL AMATEUR SPORTS = BIG BUSINESS
PLAYOFF
NCAA MARCH MADNESS
$600 MILLION - ANNUAL PROFIT - $1 BILLION

Timing:

- The Sport of MMA is only 25 years old and its natural evolution requires a national amateur organization. Today the Elite Amateur Fight League is the only national amateur platform in the country. With teams for coast to coast and broadcast TV opportunities we are positioned to become the premier amateur MMA organization in the United States.
- Baseball, football, basketball , and hockey are fully developed sports with limited ownership opportunities reserved for the ultra rich and connected. The Elite Amateur Fight League is a rear opportunity to become an owner in the sports industry.

The Elite Difference:

We feature the best amateur fighters from across the country in a head to head, team vs team, state vs state, televised national amateur tournament.

The Elite Amateur Fight League's team vs team format is designed to capture both hardcore MMA fans, as well as the casual sports fan. A casual sports fan simply is a fan of the home team. Casual fans are linked via geographical ties or peer relations. They still buy the merchandise, buy tickets, and watch events. MMA's current landscape does not capture this type of fan. We believe our format is the missing piece to reaching 80% more of the sports fan demographic.


ROUND
2
ELITE AMATEUR
FIGHT LEAGUE

What we've done so far

After a year of R&D and producing a concept season in 2015 we proved the platform,

Season 1 was televised and included fighters from 4 states, where Dan Henderson's Team Quest coached by UFC Fighter Sam Alvey, took the 1st national title in Southbend Indiana.


MMA'S AMATEUR
ELITE AMATEUR
FIGHT LEAGUE
NATIONAL PLATFORM

In our second season, we added Northern California with fighters from Team Alpha Male and crowned New Mexico featuring fighters from the world-famous Jackson Wink Academy, as Season 2 national champs in San Diego.



And Finally in Season 3, we added the east coast with Virginia & and fighters from American Top Team from Florida to the league, stretching our reach from coast to coast. In June of 2019, we crowned team Arizona lead by head coach Santino Defranco (FightReady MMA) as champions against team Illinois in Chicago.



Industry Traction:

Over the last 5 years, we've invested our own time and money to build this platform and now that we have teams from coast to coast, with the most talented fighters, from the industry's biggest gyms, it's time to hit the accelerator.


INDUSTRY TRACTION
"Everyone knows Jackson Wink for its high level pros and world champions and now The Elite Amateur Fight League gives us a chance to showcase our best amateur fighters in a way no one else in the country can." Coach Joey Villasenor (Jackson Wink)
"I've come up through this sport the hard way. Early in my career I fought in barns and bars, and sometimes in front of less than 100 people. MMA needs a national platform that can properly showcase the best amateur talent in the country. The Elite Amateur Fight League is that platform." Sam Alvey (UFC Fighter) Coach Team Southern California
From a fan's perspective, there is nothing amateur about the Elite Amateur Fight League. The live event and production are top notch with professional lighting rigs and replay screens.... and the talent in the cage is unbelievable. Absolutely the best group of amateur fighters I have seen at one event. It is destined to be the next big thing!" Frankie Saenz (UFC Fighter)
Frankie Saenz
"If you're a great fighter, fighting is the easy part, but getting exposure is hard. The EAFL gives our amateur guys a great opportunity, experience, and exposure.
Benson "Smooth" Henderson
Former UFC Lightweight World Champion

How we make money:

We have a media product with multiple revenue streams. We make money from B2B sponsorship sales, Live event ticket sales, and digital content placement.


REVENUE STREAMS
Revenue


90000
80000
70000
60000
50000
40000
30000
20000
10000
0
2017
2018
2019
Merch & Tech
Sponsorships
Ticket Sales
Ticket Sales
Sponsorships
Merch & Tech

The Elite Amateur Fight League had a 975% growth in revenue between 2018 to 2019.

The vision

A fan owned sports league would change the face of sports ownership. A national amateur organization with a 32 team broadcast level, national MMA tournament, featuring the best amateur fighters from across the country, will give elite level fighters the platform they deserve and provide fans the ability to watch the future of the sport.



What's next

Our plan is to raise $500,000 to fund the growth of the league by giving our fans an opportunity to become equity owners in the next big sports league. We think this opportunity is similar to investing in the UFC 20+ years ago. And, when we're successful, the owners (fans) will all share in the reward.


GROWTH PLAN
2015 – LAUNCH
CREATE CONCEPT SEASON
2016 – 4 TEAMS
AIRED TOURNEMNT ON NBC SPORTS REGIONAL NETWORK
2017 – ADDED TOP TALENT
ALPHA MALE & JACKSON WINK FIGHTERS JOIN THE LEAGUE
2019 – 8 TEAMS
LEAGUE REACH STRETCHED FROM COAST TO COAST
2020 – 12 TEAMS
OFFER EQUITY OWNERSHIP TO FANS
2022 – 16 TEAMS
2024 – 24 TEAMS
2026 – 32 TEAMS

We want to find 1 million MMA fans, hell sports fans to become part owners of this League.

We see MMA fans as having immeasurable power through their passion for this sport! Being an MMA fan is what motivated me to build the EAFL, I believe in the power of fans and a fan-owned company, with your support we can build the future of MMA.

Not only will we give amateur MMA fighters the exposure and platform they deserve, but we will also give MMA fans an opportunity to own a piece of the league. Instead of being owned by elite businessmen, we want the EAFL to be owned by sports fans.

The business of sports is funded by us the fans, by offering equity ownership to our fans, fans who chose to become owners can now share in the reward.

How much to invest?

Please only invest what you can afford. Whether you invest a large sum of money or as little as $100, you will be a part owner of a sports league in the fastest growing sport in the world.

Come get in the cage with us... Answer the bell! Be part of the future—The Elite Amateur Fight League.

"The Future Fights Here."

Investor Q&A

– COLLAPSE ALL

What does your company do?

We are a state vs state, team vs team, televised national amateur Mixed Martial Arts (MMA) tournament. We supply a fair and nationally competitive platform for amateur fighters to compete and a place for the fans of MMA to watch it all go down and meet the future champions of MMA.

Where will your company be in 5 years?

We hope to see the Elite Amateur Fight League as a nationally broadcasted amateur sports league with 32 teams in States across the country, established as the lead feeder system to all of professional MMA.

Why did you choose this idea?

As a fan of MMA & a producer by trade, I identified a hole in a multi-billion dollar industry. MMA, the fastest growing sport in the world, was the only American sport without a national level of amateur competition. With my background and passion, I knew I could create a platform for fighters to gain the same type of exposure as an NCAA athlete.

Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago?

The sport of MMA is still very young and there is no other national amateur platform in the country. For MMA to evolve into a real mainstream sport, amateur fighters need a way to gain exposure to strengthen their brand to become a legitimate and recognizable athlete. This exposure will add value to their professional careers and create more fans of the sport.

What is your proudest accomplishment?

Landing 4 of the top MMA gyms in the world, to represent state with teams in our league. (New Mexico/Jackson Wink, Florida/ American Top Team, California/ Team Alpha Male, Arizona/ Fight Ready).

How far along are you? What's your biggest obstacle?

We have completed season 3 with eight teams in seven states and broadcast opportunities on NBC regional networks. Our biggest obstacle is the cost of expansion and supplying national fight opportunities at no cost to these deserving amateur athletes.

Who are your competitors? Who is the biggest threat?

There are currently no national amateur platforms for MMA. The closest threat is Tuff-n-uff who boasts national talent but only has events in Nevada and California with competitors incurring significant costs to compete at their events.

What do you understand that your competitors don't?

Our competitors operate with the status quo of being a self serving promotion, on a regional level to limit costs and maximize small profits. The Elite Amateur Fight League fills the gab with a much more professional platform and the ability to maximize profits through national media channels.

How will you make money?

Revenue will be generated through live event ticket sales, media broadcast deals, sponsorships, and merchandise.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

The biggest risk is if an already established national professional promotion creates its own amateur platform. This could be a reason we would lose our #1 position in this segment of the sport. For us to succeed we need to stay ahead of the amateur MMA market and the professional MMA industry does not take the unneeded risk of developing an amateur league.

What do you need the most help with?

Key players in the MMA industry believe in our platform, we have established teams across the country, and secured broadcast opportunities now all we need is to step on the accelerator with added cash flow to grow and improve our league and broadcasts.

What would you do with the money you raise?

Added cash flow would accelerate our ability to operate and expand the league, and fund further marketing efforts to grow the fan base and reach.